

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Michael K. Sharnas
Vice President and General Counsel
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

    Re: Visteon Corporation
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed on February 26, 2010
              File No. 001-15827

Dear Mr. Sharnas:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief